Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

COPY

03 FEB 13 AM 7:21

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

February 5, 2003

DELIVERED

03003847

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

SUPPL

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No.: 1067-T-57

Enclosed please find an original and a copy of a Form 45-501F1 dated **February 5, 2003** relating to the sale of a $100,000 convertible debenture of ZTEST to J.T. Risty Enterprises Ltd. and a ZTEST cheque **in the amount of $80.00** for your filing fee with respect thereto.

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

JOHNSTONE & COMPANY

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission (with enclosures)
British Columbia Securities Commission (with enclosures)
TSX Venture Exchange (with enclosures)
ZTEST Electronics Inc. (with enclosures)
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** (with enclosures)

Encls.
KES/vl

F:\WPDOC\LTR\ZTEST\F45501F1 jan03.wpd

dw 2/19

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82-4637

FORM 45-501F1

Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon
clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

2. **Full name and address of the issuer of the securities traded.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

3. **Description of the securities traded.**

   $100,000 convertible debenture bearing interest at the rate of 8.00% per annum for a period of two (2) years and convertible into common shares at the rate of one (1) common share for each $0.05 of debt converted and 2,000,000 warrants entitling the holder to acquire common shares at a price of $0.10 per share for a period of one (1) year.

4. **Date of trade(s).**

   February 4, 2003

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
J.T. Risty Enterprises Ltd. Kitchener, Ontario	$100,000 Debenture 2,000,000 Warrants	$100,000	$100,000	Section 2.3 of OSC Rule 45-501

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

   None

8. **Calculation of Fees payable upon filing Form 45-501-F1: (See section 7.3 of Rule 45-501 Exempt Distributions).**

Total Fees payable: $80.00

9. **Certificate of seller or agen t of seller.**

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto, Ontario

this 5th day of February, 2003 .

ZTEST ELECTRONICS INC.

(Name of seller or agent - please print)

(Signature)

SECRETARY

(Official capacity - please print)

WILLIAM R. JOHNSTONE

(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 or this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416)593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

Ontario Securities Commission
Suite 1900, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8

F:\WPDOC\PUBLIC\F45501F1.OSA\ZTEST $100k cdFeb03.wpd

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4637

COPY

03 FEB 13 AM 7:21

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

February 5, 2003

VIA TELECOPIER ONLY
Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Insider Reports

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of the Insider Report for **K. MICHAEL GUERREIRO** dated December 17, 2002.

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

cc: United States Securities and Exchange Commission - Via Ordinary Mail
- 12g3-2(b) **(Exemption No. 82-4637)**

Encl.
KES/vl

F:\WPDOC\LTR\ZTEST\ins MGjan03.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 7

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 24 | 4 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): __ | __ | __

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GUERREIRO

GIVEN NAMES: K. MICHAEL

NO. / STREET / APT: 30 OAKWOOD DRIVE

CITY: CAMBRIDGE

PROV: ONTARIO — POSTAL CODE: N1R 5B3

BUSINESS TELEPHONE NUMBER: 519-623-5098

BUSINESS FAX NUMBER: 519-623-6253

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR CONTROL OR DIRECTION IS EXERCISED
CLASS A SPECIAL	9,375							9,375	1	
COMMON SHARES	120,000							120,000	2	Remark 1
COMMON SHARES	198,728							198,728	1	
OPTIONS	380,000	17 12 2002	50	75,000				455,000	1	Remark 2

ATTACHMENT [ ] YES [x] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [x] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Held by 981542 Ontario Limited through which the undersigned has a beneficial interest in 120,000 common shares of ZTEST Electronics Inc.

2. The undersigned acquired 75,000 options to purchase common shares at $0.10 per share until December 17, 2007.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): K. MICHAEL GUERREIRO

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 17 / 12 / 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 7 | |

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 | 4 | 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GUERREIRO

GIVEN NAMES: K. MICHAEL

No. STREET APT: 30 OAKWOOD DRIVE

CITY: CAMBRIDGE

PROV.: ONTARIO POSTAL CODE: N1R 5S3

BUSINESS TELEPHONE NUMBER: 519-623-5998

BUSINESS FAX NUMBER: 519-623-6253

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4637

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
CLASS A SPECIAL	9,375									9,375	1	
COMMON SHARES	120,000									120,000	2	Remark 1
COMMON SHARES	196,728									196,728	1	
OPTIONS	380,000	17	12	2002	50	75,000				455,000	1	Remark 2

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Held by 981542 Ontario Limited through which the undersigned has a beneficial interest in 120,000 common shares of ZTEST Electronics Inc.

2. The undersigned acquired 75,000 options to purchase common shares at $0.10 per share until December 17, 2007.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): K. MICHAEL GUERREIRO

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 17 | 12 | 2002